February 21, 2020

Ian Cameron
Chief Financial Officer
METHANEX CORP
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3M1

       Re: METHANEX CORP
           Form 40-F for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 000-20115
           Response Dated January 21, 2020

Dear Mr. Cameron:

       We have reviewed your January 21, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2018

2. Significant accounting policies
n) Revenue Recognition, page 56

1. We note your response to comment 2 in our letter dated December 12, 2109. We are continuing to assess your facts and circumstances for your accounting of the methanol sold from Atlas on a net basis rather than a gross basis. Once we have completed our analysis, we may have further comments.
o) Financial instruments, page 56

2. We note your response to comment 3 in our letter dated December 12, 2019. For each jurisdiction where your natural gas supply contracts include a revenue sharing mechanism
 Ian Cameron
METHANEX CORP
February 21, 2020
Page 2
         (i.e., Trinidad, New Zealand, Chile, Egypt), please provide a detailed description of the following:

              A breakdown of the consumers for natural gas and the approximate percentage of natural gas used by each. For example, you indicated that in Southern
              Chile approximately 50% of the natural gas supply is used for domestic residential and commercial/industrial electricity needs and you use the remaining 50% of the natural gas supply. Please help us understand the types of gas consumers and their proportionate consumption in the other regions.

              The pricing structure of gas supply contracts with gas consumers other than you in each of these regions to the extent you are aware. Please tell us the cost drivers of natural gas in these regions and how this compares to the portion of the natural gas market that you occupy.

              The number and type of natural gas suppliers from whom you purchase natural gas.
              Please describe any differences in how you negotiate with the different types of suppliers (government owned versus private owners) and tell us whether there are any material differences in key contract terms between the types of suppliers.
3. For regions in which there are other methanol producers (e.g., Trinidad), please tell us if those entities' gas supply contracts are also linked to the price of methanol. If not, please provide information on how those natural gas supply contracts are priced.
4. Please describe how you evaluated whether the economic characteristics and risks of the variable price component are closely related to the economic characteristics and risks of the natural gas supply contract. Please refer to IFRS 9 4.3.3(a) for guidance. To the extent the economics and risks are different among the jurisdictions in which you operate, please provide this analysis for each location.
       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameIan Cameron                                   Sincerely,
Comapany NameMETHANEX CORP
                                                                Division of
Corporation Finance
February 21, 2020 Page 2                                        Office of Life
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FirstName LastName